SUPPLEMENT DATED SEPTEMBER 25, 2000
                  TO OFFER TO PURCHASE DATED SEPTEMBER 14, 2000

                        Jardine Fleming India Fund, Inc.

                        Has Amended Its Offer to Purchase
       and Is Now Offering to Purchase up to 3,036,836 of Its Issued and
             Outstanding Shares at 95% of Net Asset Value per Share

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                 THE OFFER WILL EXPIRE AT MIDNIGHT NEW YORK TIME
               ON OCTOBER 12, 2000, UNLESS THE OFFER IS EXTENDED.
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To the Shareholders of Jardine Fleming India Fund, Inc.:

      The following information amends and supplements the Offer to Purchase dated September 14, 2000 (the "Offer to Purchase") of Jardine Fleming India Fund, Inc., a non-diversified, closed-end management investment company incorporated in Maryland (the "Fund"). The Fund is now offering to purchase up to 3,036,836 of its issued and outstanding shares of Common Stock, par value $0.001 per share (the "Shares"). This Supplement, dated September 25, 2000, to the Offer to Purchase provides information with respect to an increase from 2,508,022 to 3,036,836 in the number of Shares sought to be purchased and a change in the date on which the purchase price will be determined from the Fund's net asset value per Share.

1. Offer to Purchase

      The following amendments are made to the Offer to Purchase.

      a. The initial paragraph of the Offer to Purchase is amended and restated as follows:

      Jardine Fleming India Fund, Inc., a non-diversified, closed-end management investment company incorporated in Maryland (the "Fund"), is offering to purchase up to 3,036,236 of its issued and outstanding shares of Common Stock, par value $0.001 per share (the "Shares"). The offer is for cash at a price equal to 95% of the net asset value ("NAV") per Share determined as of the close of the regular trading session of the New York Stock Exchange, the principal market in which the Shares are traded (the "NYSE"), on the date the offer expires, and is upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the "Offer"). The Offer will expire at midnight New York Time on October 12, 2000, unless extended. The Shares are traded on the NYSE under the symbol "JFI". The NAV per Share as of the close of the regular trading session of the NYSE on August 31, 2000, was $15.34. While the Offer is pending, current NAV quotations can be obtained from Georgeson Shareholder Communications Inc. (the "Information Agent"), by calling (877) 504-7026 between the hours of 9:00 a.m. and 5:00 p.m. New York Time, Monday through Friday (except holidays). Tendering shareholders will not be obliged to pay brokerage fees or commissions or, except as set forth in Instruction 7 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Fund pursuant to the Offer. The Fund will pay all charges and expenses of the Information Agent and State Street Bank and Trust Company (the "Depositary"). The Fund mailed materials to record holders on or about September 14, 2000 for the Offer to Purchase, and on or about September 25, 2000 for this supplement to the Offer to Purchase.

      b. The initial paragraph of the Summary Term Sheet is amended and restated as follows:

      This Summary Term Sheet highlights certain information concerning this tender offer. To understand the offer fully and for a more complete discussion of the terms and conditions of the offer, you should read carefully the entire Offer to Purchase (as supplemented) and the related Letter of Transmittal.

      c. The following Summary Term Sheet bullet points are amended and restated as follows:

What is the tender offer?

      o Jardine Fleming India Fund, Inc. (the "Fund") is offering to purchase up to 3,036,236 of its shares of Common Stock for cash at a price per share equal to 95% of the per share net asset value as of the close of the regular trading session of the NYSE on October 12, 2000 (or, if the offer is extended, on the date to which the offer is extended) upon specified terms and subject to conditions as set forth in the tender offer documents.

Why is the Fund making this tender offer?

      o On August 24, 2000, the Board of Directors of the Fund, in recognition of the fact that the Fund's shares have traded at a discount to their net asset value and on the recommendation of Jardine Fleming International Management Inc. ("JFIMI"), its investment adviser, and PaineWebber Incorporated, its financial adviser, the Board determined that it was in the best interests of the Fund and its shareholders to initiate this tender offer. After the completion of the tender offer, the Board will continue to monitor the price of the Fund's Shares relative to their net asset value and will take further actions as appropriate.

What if more than 3,036,236 shares are tendered (and not timely withdrawn)?

      o The Fund will purchase duly tendered shares from tendering shareholders pursuant to the terms and conditions of the tender offer on a pro rata basis (disregarding fractions) in accordance with the number of shares tendered by each shareholder (and not timely withdrawn), unless the Fund determines not to purchase any shares.

      d. All references to 2,508,022 as the number of Shares sought to be purchased in Sections 1 through 16 of the Offer to Purchase, are deleted and replaced with 3,036,236. All references to the day following the Expiration Date as the day as of which the purchase price will be calculated from the Fund's net asset value per Share are deleted and replaced with the Expiration Date.

      e. The first six paragraphs of Section 2 of the Offer to Purchase are deleted and replaced with the following:

      2. Purpose of the Offer; Plans or Proposals of the Fund. The Board of Directors of the Fund (the "Board") considered and approved the Offer at a meeting held on August 24, 2000.

    The Board has, over the years, discussed the significance of the existence of the discount to net asset value at which the Fund's shares have traded on the NYSE and the impact on shareholders of the discount. The Board has discussed and considered various alternative strategies to address the discount, including instituting share repurchases, converting to an open-end format, or liquidating.

      After consideration of all alternatives available to the Fund, the Fund's investment adviser and its financial adviser recommended, and the Board approved, conducting a tender offer for up to 25% of its common stock.

      On February 1, 2000, the Fund announced a Share repurchase program to repurchase approximately 10% of the Fund's then outstanding Shares (the "First Repurchase Program"). During the period of the First Repurchase Program, February 1, 2000 to March 16, 2000, the Fund repurchased 1,128,400 Shares at an average price of $16.394 per Share (at prices ranging from $14.25 to $17.50 per Share).

      The Fund announced a second Share repurchase program on August 11, 2000 (the "Current Repurchase Program") to repurchase up to an additional 10% of the Fund's outstanding Shares (as of August 11, 2000). The Current Repurchase Program was suspended upon the decision to proceed with the Offer, but was resumed during the period from August 31, 2000 through September 15, 2000. Under the Current Repurchase Program, the


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

Fund repurchased 57,981 of its Shares during the period from August 11, 2000 through August 24, 2000 at an average price of $11.15 (at prices ranging from $10.5625 to $11.625 per Share), and repurchased an additional 374,700 Shares during the period from August 31, 2000 through September 15, 2000 at an average price of $12.638 per Share (at prices ranging from $11.9627 to $12.9375 per Share).

      The Fund has determined that the share repurchases during the period from August 31, 2000 through September 15, 2000, after public announcement of the tender offer, were not permitted under the tender offer regulations. The Fund has therefore suspended the Current Repurchase Program. The Fund has also taken the following additional corrective measure to deal with this regulatory situation. The Board on September 21, 2000 approved an increase in the Fund's tender offer from 25% to 30% of its Shares issued and outstanding as of August 24, 2000. The additional amount of Shares that can be tendered is in excess of the number of Shares repurchased by the Fund during the period from August 31, 2000 through September 15, 2000. This action will increase the amount of Shares available for pro rata acceptance under the tender offer by at least the number of Shares repurchased by the Fund after public announcement of the tender offer. There is no assurance that these corrective measures taken by the Fund will resolve any potential claims that might arise relating to Share repurchases not permitted under the tender offer regulations. The Fund's suspension of the Current Repurchase Program will continue to a date at least ten business days after the termination of the tender offer as required by these regulations.

      The Board believes that the Offer, as so increased, serves the best interests of the Fund and its shareholders. After the completion of the tender offer, the Board will continue to monitor the price of the Fund's Shares relative to NAV per Share and will take further actions as appropriate.

      The Board has consistently concluded that it was in the best interests of the Fund and its shareholders to maintain the current closed-end format, because, in the view of the Board and of JFIMI, the closed-end format is the most appropriate investment vehicle for participating in the Indian equities markets. In JFIMI's view, many attractive equity investment opportunities in India have been and continue to be found in the small-capitalization and less liquid sectors of those markets. The Board believes that the long-term and recent performance of the Fund supports this view.

      f. The first paragraph of Section 7 is deleted and replaced with the following:

      The total cost to the Fund of purchasing 3,036,236 of its issued and outstanding Shares pursuant to the Offer would be $44,247,067 (based on a price per Share of $14.573, 95% of the NAV per Share as of the close of the regular trading session of the NYSE on August 31, 2000). On August 31, 2000, the aggregate value of the Fund's net assets was $155,215,672.

      g. The second paragraph Section 15 is deleted and replaced with the following:

      Except to the extent required by applicable law (including Rule 13e-4(f)(1) promulgated under the Exchange Act), the Fund will have no obligation to extend the Offer. In the event that the Fund is obligated to, or elects to, extend the Offer, the purchase price for each Share purchased pursuant to the Offer will be equal to 95% of the per Share NAV determined as of the close of the regular trading session of the NYSE on the Expiration Date. No Shares will be accepted for payment until on or after the new Expiration Date.

2. Letter of Transmittal

      a. The initial paragraph on the third page of the Letter of Transmittal that accompanied the Offer to Purchase is amended and restated as follows:

      The person(s) signing this Letter of Transmittal (the "Signor") hereby tender(s) to Jardine Fleming India Fund, Inc., a non-diversified, closed-end management investment company incorporated in Maryland (the "Fund"), the above-described shares of common stock, par value $0.001 per share (the "Shares"), of the Fund, for purchase by the Fund at a price (the "Purchase Price") equal to 95% of the net asset value ("NAV") per Share determined as of the close of the regular trading session of the New York Stock Exchange on the Expiration Date (or, if the Offer as defined below is extended, on the trading day to which the offer is extended) in cash, under the terms and subject to the conditions set forth in the Offer to Purchase dated September 14, 2000, as amended by the supplement dated September 25, 2000, receipt of which is hereby acknowledged, and in this Letter of


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

Transmittal (which Offer to Purchase, supplement and Letter of Transmittal together with any additional amendments or supplements thereto collectively constitute the "Offer").

      b. Section 5 on pages 6-7 of the Letter of Transmittal is amended and restated as follows:

      5. Proration. If more than 3,036,836 Shares are duly tendered prior to the expiration of the Offer (and not timely withdrawn), the Fund will purchase Shares from tendering shareholders, in accordance with the terms and subject to the conditions specified in the Offer to Purchase, on a pro rata basis (disregarding fractions) in accordance with the number of Shares duly tendered by each shareholder during the period the Offer is open (and not timely withdrawn), unless the Fund determines not to purchase any Shares. Certificates representing Shares tendered but not purchased will be returned promptly following the termination, expiration or withdrawal of the Offer, without further expense to the tendering shareholder.

3. Notice of Guaranteed Delivery

      In the caption on the first page, the reference to the number of Shares sought to be purchased by the Fund is deleted and replaced with the figure 3,036,836.


September 25, 2000                              Jardine Fleming India Fund, Inc.


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